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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 15)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                          87927W10
    (Title of class of securities)                                (CUSIP number)

                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                              246 STONERIDGE DRIVE
                                    SUITE 400
                         COLUMBIA, SOUTH CAROLINA 29210
                                 (803) 951-1040

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                FEBRUARY 21, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


-----------------------------------------------------------------------                ---------------------------------------------
CUSIP No.  87927W10                                                          13D                                        Page 2 of 6
-----------------------------------------------------------------------                ---------------------------------------------
----------------------------     -------------------------------------------------------- ------------------------------------------
             1                   NAME OF REPORTING PERSON                                 PIRELLI S.p.A.
                                 I.R.S. IDENTIFICATION NO. Not Applicable OF
                                 ABOVE PERSON
----------------------------     ---------------------------------------------------------------------------------------------------
             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [X]
                                                                                                                   (b) [ ]
----------------------------     ---------------------------------------------------------------------------------------------------
             3                   SEC USE ONLY
----------------------------     ---------------------------------------------------------------------------------------------------
             4                   SOURCE OF FUNDS:                                                             BK, WC
----------------------------     ---------------------------------------------------------------------------------------------------
             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                        [ ]
----------------------------     ---------------------------------------------------------------------------------------------------
             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
---------------------------- --- ----------------------     ------------------------------------------------------------------------
                                           7                SOLE VOTING POWER:                                        0
          NUMBER OF
           SHARES

        BENEFICIALLY
          OWNED BY

            EACH
          REPORTING

         PERSON WITH
----------------------------
                                 ----------------------     ------------------------------------------------------------------------
                                           8                SHARED VOTING POWER:                                   2,891,656,682
                                                                                                                   (See Item 5)
----------------------------
                                 ----------------------     ------------------------------------------------------------------------
                                           9                SOLE DISPOSITIVE POWER:                                   0

----------------------------
                                 ----------------------     ------------------------------------------------------------------------
                                          10                SHARED DISPOSITIVE POWER:                              2,891,656,682
                                                                                                                   (See Item 5)
----------------------------
                                 ---------------------------------------------------------------------------------------------------
            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                          2,891,656,682
                                                                                                                   (See Item 5)
                                 ---------------------------------------------------------------------------------------------------
----------------------------
            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES:                                                                                [ ]
                                 ---------------------------------------------------------------------------------------------------
----------------------------
            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                            54.96%
                                 (11):                                                                                 (See Item 5)
----------------------------     ---------------------------------------------------------------------------------------------------
            14                   TYPE OF REPORTING PERSON:                                       CO





                                       2

-----------------------------------------------------------------------                ---------------------------------------------
CUSIP No.  87927W10                                                          13D                                        Page 3 of 6
-----------------------------------------------------------------------                ---------------------------------------------

----------------------------     ---------------------------------------------------------------------------------------------------
             1                   NAME OF REPORTING PERSON                                 Olimpia S.p.A.
                                 I.R.S. IDENTIFICATION NO.                                Not Applicable
                                 OF ABOVE PERSON
----------------------------     ---------------------------------------------------------------------------------------------------
             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [X]
                                                                                                                   (b) [ ]
----------------------------     ---------------------------------------------------------------------------------------------------
             3                   SEC USE ONLY
----------------------------     ---------------------------------------------------------------------------------------------------
             4                   SOURCE OF FUNDS:                                                             WC
----------------------------     ---------------------------------------------------------------------------------------------------
             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                        [ ]
----------------------------     ---------------------------------------------------------------------------------------------------
             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
---------------------------- --- ----------------------     ------------------------------------------------------------------------
                                           7                SOLE VOTING POWER:                                        0
          NUMBER OF
           SHARES

        BENEFICIALLY
          OWNED BY

            EACH
          REPORTING

         PERSON WITH
----------------------------
                                 ----------------------     ------------------------------------------------------------------------
                                           8                SHARED VOTING POWER:                                   See Item 5

----------------------------
                                 ----------------------     ------------------------------------------------------------------------
                                           9                SOLE DISPOSITIVE POWER:                                   0

----------------------------
                                 ----------------------     ------------------------------------------------------------------------
                                          10                SHARED DISPOSITIVE POWER:                              See Item 5

----------------------------
                                 ---------------------------------------------------------------------------------------------------
            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                          See Item 5
                                 ---------------------------------------------------------------------------------------------------
----------------------------
            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES:                                                                                [ ]
                                 ---------------------------------------------------------------------------------------------------
----------------------------
            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                               See Item 5
----------------------------     ---------------------------------------------------------------------------------------------------
            14                   TYPE OF REPORTING PERSON:                                       CO



           This Amendment No. 15 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A., a company incorporated under the laws of the Republic of Italy ("Pirelli"), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy (the "Purchaser" or "Olimpia"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

           Pirelli, the Purchaser, Edizione Holding, UCI, BCI and, as discussed in Items 4 and 6 of Amendment No. 14 to the Statement on Schedule 13D, Hopa are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli and the Purchaser in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli and the Purchaser are responsible solely for the information contained in their separate filing, except that information contained in the Statement on
Schedule 13D concerning any director or officer of the Purchaser nominated by Edizione Holding, UCI, BCI or Hopa has been provided by the nominating person.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
TO SECURITIES OF THE ISSUER
---------------------------

           Reference is made to the Hopa Term Sheet, a copy of which was filed with Amendment No. 14 to the Statement on Schedule 13D as Exhibit 37. On February 21, 2003, the parties to the Hopa Term Sheet entered into the Definitive Agreement reflecting the contents of the Hopa Term Sheet. A copy of a joint press release issued by Olimpia and Hopa concerning the execution of the Definitive Agreement is filed as Exhibit 41. The Definitive Agreement will be described in, and an English translation thereof will be filed as an exhibit to, a subsequent amendment to the Statement on Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

           41. Joint Press Release, dated February 21, 2003, issued by Olimpia and Hopa [English translation]

                                   SIGNATURES
                                   ----------

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forthin this statement is true, complete and correct.

Date:      February 26, 2003

                                      PIRELLI S.p.A.


                                      By:    /s/ Anna Chiara Svelto
                                             -----------------------------------
                                      Name:  Anna Chiara Svelto
                                      Title: Attorney-in-fact





                                     OLIMPIA S.p.A.


                                     By:   /s/ Luciano Gobbi
                                          --------------------------------------
\                                         Name: Luciano Gobbi
                                          Title:  Director and Attorney-in-fact

                                  EXHIBIT INDEX
                                  -------------


Exhibit No.
-----------
       .
   41 Joint Press Release, dated February 21, 2003, issued by Olimpia and Hopa [English translation]

















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